                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SONA MOBILE HOLDINGS CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    83540T109
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                                 (CUSIP Number)

                            Joel J. Goldschmidt, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2005
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             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box. [ ]

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
       Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   83540T109

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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   John Bush

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)  ........................................................

                   (b)  ......X.................................................

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                3. SEC Use Only ................................................

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                4. Source of Funds (See Instructions) (See item 3)......OO......

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) .......................................

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                6. Citizenship or Place of Organization
                    .....Canadian...............................................

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                7. Sole Voting Power .....6,182,567 (shares actually owned).....

Number of      -----------------------------------------------------------------
Shares
Beneficially    8. Shared Voting Power .........................................
Owned by
Each           -----------------------------------------------------------------
Reporting
Person          9. Sole Dispositive Power...6,182,567 (shares actually owned)...
With           -----------------------------------------------------------------

               10. Shared Dispositive Power ....................................

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               11. Aggregate Amount Beneficially Owned by Each Reporting
                   Person .............. 6,262,755*.............................

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) ...................................

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* Includes 80,188 owned by Ellen Micelli-Bush, the reporting person's wife.

               13. Percent of Class Represented by Amount in Row (11)..13.46%...

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               14. Type of Reporting Person (See Instructions)
                   .......IN....................................................
                   .............................................................

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ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.01 per share
(the "Common Stock") of Sona Mobile Holdings Corp. whose principal executive offices are located at 825 Third Avenue, 32nd Floor, New York, NY 10022 (the
"Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

       (a) The name of the reporting person is John Bush.

       (b) The business address of the reporting person is c/o Sona Mobile,
Inc., 44 Victoria Street, Suite 801, Toronto, Ontario, M5C1Y2, Canada.

       (c) The reporting person is the Chief Executive Officer and President and a director of the Issuer.

       (d) The reporting person has not been convicted in any criminal proceedings during the last five years.

       (e) The reporting person has not been a party to any civil proceedings during the last five years.

       (f) The reporting person is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The reporting person acquired the securities from the Issuer by virtue of a merger transaction (the "Merger") in which Sona Mobile, Inc., a State of
Washington corporation ("Sona"), was merged with and into a wholly-owned subsidiary of the Issuer. In the Merger, the shareholders of Sona received shares of the Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), convertible into shares of the Common
Stock. Such shares of Series A Preferred Stock were automatically converted by the Issuer into 6,153,366 shares of Common Stock on November 17, 2005. The reporting person was a shareholder of Sona and provided no consideration for the shares he received in the Merger, other than his capital stock in Sona.

       In addition, on October 13, 2001, the Issuer granted the reporting person an option to purchase 87,665 shares of the Common Stock at a per share exercise price of $1.60 (the "Option"). The reporting person provided no consideration to the Issuer for the grant of the Option, other than his services as president and chief executive officer of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

       The purpose of the Merger was to acquire a controlling equity interest in the Issuer. The purpose of the Option grant was to incentivize the reporting person to continue rendering services to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) The reporting person is deemed to beneficially own 6,262,755 shares of the Common Stock (the "Shares"), including 29,221 Shares which may be currently acquired by the reporting person upon exercise of the the Option and
80,188 Shares owned by and registered in the name of Ellen Micelli-Bush, the wife of the reporting person, representing approximately 13.46% of the Issuer's outstanding shares of Common Stock as of January 31,2006. This percentage is based on the Issuer having 40,255,043 shares of Common Stock outstanding as such date.

       (b) The reporting person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of 6,182,567 shares of Common
Stock. The balance, 80,188 shares of Common Stock, are owned by and registered in the name Ellen Micelli-Bush, the wife of the reporting person, who has voting and dispositive power over those shares.

       (c) The reporting person acquired 6,153,366 Shares on April 19, 2005 in connection with the Merger and 29,211 Shares on October 13, 2005, which Shares may be currently be acquired by the reporting person upon exercise of the
Option.

       The reporting person was a shareholder of Sona. In the Merger, the Sona shares were cancelled and the Sona shareholders received shares of the Series A
Preferred Stock. No cash or other consideration was involved in the Merger. On
November 17, 2005, all of the issued and outstanding shares of the Series A
Preferred Stock automatically converted into Shares. In addition, on October 13,
2005, the Issuer granted the Option to the reporting person,

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the
Shares owned by the reporting person, other than the wife of the reportin

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

       A copy of the Certificate of Designations, Preferences and Rights of
Series A Convertible Preferred Stock of the Issuer has been filed as an exhibit to the Issuer's Annual Report on Form 10-KSB filed on May 27, 2005 and is incorporated herein by reference. The Option grants the person the right to purchase up to an aggregate of 87,665 shares of Common Stock until October 21,
2010 at a per share exercise price of $1.60, and is currently exercisable as
29,221 Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Agreement and Plan of Merger has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on March 11, 2005 and is incorporated herein by reference. A copy of the Option agreement will be filed by an amendment to this Schedule 13D.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 28, 2005

                                             /s/ John Bush
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                                                  John Bush